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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Sociedad Quimica y Minera de Chile SA
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                                (Name of Issuer)

                              Series A Common Stock
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                         (Title of Class of Securities)

                                    833636103
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                                 (CUSIP Number)

                           Norsk Hydro Americas, Inc.
                       100 North Tampa Street, Suite 3300
                              Tampa, Florida 33802
                              Phone: (813) 222-5700

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                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                      Copy to:         Donald H. Meiers, Esq.
                                       Holland & Knight LLP
                                       2099 Pennsylvania Avenue, N.W.
                                       Suite 100
                                       Washington, D.C.  20006

                                       June 22, 2001
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             EXHIBIT INDEX ON PAGE 8


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                                  SCHEDULE 13D

CUSIP No. 833636103

================================================================================


       1. Names of Reporting Person

          Norsk Hydro ASA

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       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) .............................................................[ ]

          (b) .............................................................[ ]

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          SEC Use Only
       3. ..................................................................

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          Source of Funds (See Instructions).....WC......See response to Item 3
       4. of this  Schedule 13D.

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          Check if Disclosure of Legal Proceedings Is Required Pursuant to
       5. Items 2(d) or 2(e)...............................................[ ]

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          Citizenship or Place of Organization
       6. Norway
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Number of         7. Sole Voting Power                    0
Shares        ------------------------------------------------------------------
Beneficially      8. Shared Voting Power                  52,870,610 shares
Owned by
Each          ------------------------------------------------------------------
Reporting         9. Sole Dispositive Power               0
Person With
              ------------------------------------------------------------------
                 10. Shared Dispositive Power             52,870,610 shares

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          Aggregate Amount Beneficially Owned by Each Reporting Person
      11.
          52,870,610 shares of Series A common stock

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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)

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      13. Percent of Class Represented by Amount in Row (11)           20.09%

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      14. Type of Reporting Person (See Instructions)                  CO


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       ITEM 1.       SECURITY AND ISSUER

       The name of the issuer is Sociedad Quimica y Minera de Chile S.A ("SQM" or the "Issuer"), a Chilean corporation with its principal executive offices located at Miraflores 222, Piso 11 Casilla 96-D Santiago 290, Chile.

       This statement relates to the Issuer's Series A common stock. Norsk Hydro ASA, a Norwegian corporation ("HYDRO"), the reporting entity, is the holder of an option to subscribe for newly issued shares, no par value, of Inversiones SQ Holding S.A., a Chilean corporation ("SQH"), equal to 49% of the outstanding shares of SQH (the "OPTION"). SQH is the indirect owner of 20% of SQM's Series A common stock (the "SQH-HELD SQM STOCK"). Thus, upon exercise of the Option, Hydro may be deemed the beneficial owner of the SQH-Held SQM Stock.

       ITEM 2.       IDENTITY AND BACKGROUND

       (a) - (c); (f)Hydro is an entity with a business address of c/o Norsk Hydro Americas, Inc., 100 North Tampa Street, Suite 3300, Tampa, Florida 33802. Hydro is a corporation organized and existing under the laws of Norway.

       Hydro is engaged in the oil and energy, agriculture, light metals and petrochemicals industries.

       (d) and (e) During the last five years, Hydro has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

       ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Pursuant to the terms of an Option Agreement, dated June 22, 2001 (the "OPTION AGREEMENT"), Pacific Atlantic Trading Corporation Inc., a corporation organized and existing under the laws of Cayman Islands ("PACIFIC ATLANTIC"), SQ Grand Cayman Corp., a corporation organized and existing under the laws of Grand Cayman ("SQGC"), and Roberto Guzman Lyon ("LYON") (Pacific Atlantic, SQGC and Lyon being hereinafter collectively referred to as "Patco") and Hydro, Patco granted the Option to Hydro. The Option was granted to Hydro in consideration for Hydro's loan of:


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       (a)    US$7,000,000 to SQGC (the "SQH LOAN") pursuant to the terms of a
              Credit Agreement, dated June 22, 2001, by and among SQGC, as borrower, Hydro, as lender, and SQH and Julio Ponce Lerou, each as guarantors, and


       (b) US$18,000,000 to Calichera Caiman (the "PC LOAN") pursuant to the terms of a Credit Agreement, dated June 22, 2001, by and among Calichera Caiman, as borrower, Hydro, as lender, and Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Sociedad de Inversiones Pampa Calichera S.A. and Julio Ponce Lerou, each as guarantors.

       The Option is exercisable, at the option of Hydro, as to all (but not less than all) of the shares subject thereto until the later of:

       (i)    two years after the date of the Option Agreement, or

       (ii) the date upon which all amounts due under the SQH Loan and PC Loan are paid in full.

       Hydro is to pay US$25,000,000 of the subscription price for the SQH shares subject to the Option, in cash, upon exercise of the Option, and the balance of the subscription price either (a) within 10 days after the date the SQH Loan and the PC Loan have been fully paid (if there is certainty as to the amount of the balance due) or according to the deferral arrangement set forth in the Option Agreement.

       Upon Hydro's execution of a subscription agreement for the shares underlying the Option, Patco and Hydro will enter into a shareholders agreement as more generally described in Item 6 below (the "SHAREHOLDERS AGREEMENT"). The form of the Shareholders Agreement is attached to this Schedule 13D as Exhibit 3.

       As a result of the issuance of the Option, Hydro maybe deemed to be the "beneficial owner" of the SQH-Held SQM Stock.

       The brief summary of the Option Agreement is qualified in its entirety by reference to the complete text of the Option Agreement, the form of which is attached to this Schedule 13D as Exhibit 1.

       ITEM 4.       PURPOSE OF TRANSACTION

       As described in Item 3 above, in consideration of the SQH Loan and the PC Loan, Patco granted to Hydro the Option.

       (a) As a result of the issuance of the Option, Hydro maybe deemed to be the "beneficial owner" of certain of the SQH-Held SQM Stock.


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       (b) and (c)   None.

       (d) Upon exercise of the Option and purchase of the share underlying such Option, Patco and Hydro will enter into the Shareholders Agreement that will provide, inter alia, that Hydro will be permitted to nominate and elect (through the holding company structure) two directors to the five member Board of Directors of SQH.

       (e) - (j)     None.

       ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

       (a)    52,870,610 shares; 20.09%
       (b) 52,870,610 shares, all with shared dispositive and shared voting power.
       (c) Except as otherwise set forth in this Schedule 13D, Hydro has not effected any transaction in or with respect to shares of SQM or SQH stock.
       (d)    Not applicable.
       (e)    Not applicable.

       ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       As disclosed in response to Item 3 of this Schedule 13D, the Option is exercisable, at the option of Hydro, as to all (but not less than all) of the shares subject thereto until the later of:

       (i)    two years after the date of the Option Agreement, or

       (ii) the date upon which all amounts due under the SQH Loan and PC Loan are paid in full.

       Upon Hydro's execution of a subscription agreement with respect to the shares of SQH underling the Option, the form of which is to be made an exhibit to an amendment to this Schedule 13D (the "SUBSCRIPTION AGREEMENT"), SQGC, Mr. Lyon and Hydro will become parties to the Shareholders Agreement. The Shareholders Agreement is to remain in force and effect until (i) either SQGC and Mr. Lyon, on the one hand, or Hydro, on the other, ceases to be a shareholder of SQH, or (ii) when together the parties own less than 51% of the outstanding SQH shares.

       The Shareholders Agreement will govern the management of SQH. The Shareholders Agreement contains customary restrictions on transfer of the SQH shares, provides each of the parties with a right of first offer and tag along rights. The Shareholders Agreement also governs the composition of the SQH Board of


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Directors for as long as the agreement is in effect. Specifically, SQH is to have a board of directors composed of five (5) members. Three (3) of the five directors and their respective alternates shall be appointed by SQGC and the other two (2) directors and their respective alternates shall be appointed by Hydro. Within certain limitations imposed by the Shareholders Agreement, the Board shall have the powers of administration and disposition of the Company's assets as provided in the Bylaws or by the laws of Chile.

       The brief summary of the terms of the Shareholders Agreement is qualified in its entirety by reference to the complete text of the Shareholders Agreement, which is attached to this Schedule 13D as Exhibit 3.


       ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

        Exhibit       Description
        ------        -----------

        1.            Form of Option Agreement, dated June 22, 2001, by and among
                      Pacific Atlantic Trading Corporation Inc., SQ Grand Cayman
                      Corp., Roberto Guzman Lyon and Norsk Hydro ASA

        2.            Subscription Agreement, to be entered into by and among
                      Inversiones SQ Holding S.A. and Norsk Hydro ASA (to be filed as an exhibit attached to an amendment to this Schedule 13D).

        3.            Shareholders Agreement, to be entered into by and among SQ
                      Grand Cayman Corp., Mr Roberto Guzman Lyon and Norsk Hydro ASA.


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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   July 2, 2001                  /s/ KENDRICK T. WALLACE
                                      ---------------------------------
                                      Name: Kendrick T. Wallace
                                      Title: Authorized Representative
                                             Vice President & General Counsel
                                             Norsk Hydro Americas, Inc.


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                                  EXHIBIT INDEX

Exhibit               Description
-------               -----------

        1.            Form of Option Agreement, dated June 22, 2001, by and among
                      Pacific Atlantic Trading Corporation Inc., SQ Grand Cayman
                      Corp., Roberto Guzman Lyon and Norsk Hydro ASA

        2. Subscription Agreement, to be entered into by and among Inversiones SQ Holding S.A. and Norsk Hydro ASA (to be filed as an exhibit attached to an amendment to this Schedule 13D)

        3.            Shareholders Agreement, to be entered into by and among SQ
                      Grand Cayman Corp., Mr. Roberto Guzman Lyon and Norsk Hydro ASA


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